            Filed Pursuant to Rule 253(g)(2)
            File No. 024-10976

            BLACK BIRD POTENTIALS INC.

      SUPPLEMENT NO. 1 DATED OCTOBER 8, 2019,
          TO THE OFFERING CIRCULAR DATED APRIL 24, 2019

 This document supplements, and should be read in conjunction with, the offering circular of Black Bird Potentials Inc.
("we", "our" or "us"), dated April 24, 2019, and filed by us with the Securities and Exchange Commission (the "Commission") on May
4, 2019 (the "Offering Circular"). Unless otherwise defined in this Supplement No. 1, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

 The purposes of this Supplement No. 1 are (1) to announce a change to the offering statement of which the Offering Circular forms a part and any supplements thereto, effective immediately, and (2) to disclose certain material matters related to our business.

           Form of Consideration for the Offered Shares

 We may accept consideration for the Offered Shares in the form of services, in accordance with Rule 251 promulgated under the Securities Act of 1933, as amended.

        Recent Developments in Our Business

Grizzly Creek Naturals(TM) CBD Product Line

 We have expanded our line of CBD-based products and currently manufacture and sell the following items, all of which feature recently redesigned labels:

     - CBD Oil: Original and Huckleberry Flavors in 250mg, 500mg and 1000mg dosages.
     - CBD-Infused Body Butter (500mg): Unscented and Huckleberry Scent.
     - CBD-Infused Lip Balm (30mg): Huckleberry Scent
     - Bath Bomb with 50mg of CBD: Eucalyptus Scent.

 Currently, our Grizzly Creek Naturals CBD products are distributed by us directly to retail outlets in Montana and sold to consumers through our website: www.grizzlycreeknaturals.com. In addition, our Grizzly Creek Naturals CBD products are distributed to retail outlets and directly to customers by our distributors. (See "Distribution Agreements" below).

Distribution Agreements

 During the second quarter of 2019, we began to seek distributors for our Grizzly Creek Naturals CBD products. During the third quarter of 2019, we entered into separate distribution agreements with two distributors, CBD INC Limited Liability Partnership
(the "Nevada Distributor"), who will be focusing on distribution of our products in Nevada, and Gorilla Mitts, LLC (the "California
Distributor"). Each of these distributors has the right to distribute our Grizzly Creek Naturals CBD products anywhere in the
United States.

 We continue to seek additional distributors who are able to demonstrate, to our management's satisfaction, an ability to develop robust sales for our Grizzly Creek Naturals CBD products.

Grizzly Creek Naturals Retail Stores

 First Store. On October 4, 2109, the Nevada Distributor celebrated the grand opening of its first Grizzly Creek Naturals retail store, which is located at 1331 South Commerce Street, Las Vegas, Nevada 89102. In addition to retail operations, the
Nevada Distributor will use the facility as its initial distribution hub.

 Additional Stores. The Nevada Distributor has stated its intention to establish a total of approximately 10 Grizzly Creek
Naturals retail stores: up to four additional locations in the City of Las Vegas, as well as locations outside of the City of Las
Vegas, including Henderson, Mesquite and Boulder City, Nevada, and Needles, California. There is no assurance that the Nevada
Distributor will be successful in establishing any additional stores.

Product Sales Update

 Sales of our Grizzly Creek Naturals CBD products jumped significantly in connection with our entering into distribution agreements with the Nevada Distributor and the California Distributor. Through October 7, 2019, sales of our Grizzly Creek Naturals
CBD products to the Nevada Distributor and the California Distributor have totaled $170,322 and $64,320, respectively, a total of
$234,642. In addition, direct sales by us have totaled approximately $9,000 through October 7, 2019.

Hemp Production

 As a licensee of the Montana Hemp Pilot Program, we will soon harvest our first small crop of industrial hemp. We chose to grow a small first crop of industrial hemp as a means of learning, first hand, more about the horticultural needs of industrial hemp, rather than to grow a large, commercial crop. It remains our intention that, should business conditions warrant, we would expand our industrial hemp growing into large-scale operations on available nearby farmland. No prediction can be made with respect to any such expansion of our hemp growing operations.

MiteXstream Pesticide Update

 We must complete only one more series of tests of MiteXstream prior to making  our pesticide application to the EPA. We estimate that we will be in a position to file with the EPA prior to the end of November 2019. From the date of filing, it is expected that EPA approval would be obtained in approximately six months. Assuming EPA approval, we would then immediately apply to the various states for approval; the state approval process takes between one and eight months, variously.

 Until we obtain the required pesticide certifications, we will not sell any MiteXstream. As soon as we have obtained the required pesticide approvals, we intend to launch immediately our planned MiteXstream sales and distribution efforts.

Abandonment of Planned Business Segment

 Our management has determined not to pursue the establishment of a business segment that would have focused on the sale of glass pipes, other smoking ware and cleaning products to businesses and consumers. Management determined that such endeavor would likely not produce an adequate return on investment.

Additional Risk Considerations Related to Our Grizzly Creek Naturals CBD Business

 In addition to the Risk Factors in the Offering Circular, prospective investors should carefully consider the following:

 Laws and regulations affecting the regulated industrial hemp industry are in a constant state of flux, which could negatively affect our business, and we cannot predict the impact that future regulations may have on us. Local, state and federal industrial hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business operations. In addition, it is likely that regulations may be enacted in the future that will be directly applicable to our CBD business. We are unable to predict the nature of any future laws, regulations, interpretations or applications, nor are we able to determine the effect any such additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our CBD business.

 FDA regulation of industrial hemp and industrial-hemp-derived CBD could negatively affect the industrial hemp industry, which would adversely affect our financial condition. While the 2018 Farm Bill recently legalized industrial hemp, the U.S. Food and Drug
Administration (FDA) intends to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA is in the process of issuing rules and regulations, including cGMPs (certified good manufacturing practices) related to the licensing of growth, cultivation, harvesting and processing of industrial hemp. Companies may need to perform clinical trials to verify efficacy and safety, which could prove costly and delay production and profits. It appears likely the FDA will require that facilities where hemp is grown be registered and comply with certain federally prescribed regulations which have not yet been released. In the event that some or all of these regulations are imposed, we are unable to predict what the impact would be on the industrial hemp industry, what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations and or registration as may be prescribed by the FDA, we may be unable to continue to operate our business in its current form or at all, to the extreme detriment to our financial operating results and condition.

 Because we manufacture and sell CBD products, it is possible that, in the future, we may have difficulty accessing the service of banks. While industrial hemp cultivation was legalized by the 2018 Farm Bill, the FDA is choosing to regulate certain hemp products, including CBD. It is possible that the circumstances surrounding the FDA's handling of CBD-related issues could cause us to have trouble securing services from banks, in the future.